For Immediate Release


Physician Computer Network, Inc. Announces Execution of Definitive Documentation with Senior Lenders; Release of Funds From Escrow.

Morris Plains, NJ (April 23, 1998) - Physician  Computer Network,  Inc. (Nasdaq:
PCNI) today announced that it has executed definitive agreements with its senior lenders regarding the previously announced restructuring of the Company's senior credit facility. In accordance with its agreements with the lenders: (i) the Company has repaid $6 million of the $22.5 million outstanding under the credit facility, (ii) the lenders have agreed to a restructing of the credit arrangements, (iii) the Company has agreed to terms for the repayment of all remaining outstanding senior indebtedness.

As previously announced, an entity controlled by the Company's Chairman of the Board and largest shareholder has made an $11 million equity investment in the Company for which the Company has issued shares of cumulative preferred stock. On April 1, 1998, the proceeds of the new investment and the shares of preferred stock were placed in escrow pending finalization of the definitive documents with the Company's lenders. As a result of the execution of definitive documentation with the lenders, all $11 million of the proceeds of the investment have been released from escrow to the Company and the associated shares of preferred stock have been released to the investor. $6 million of the proceeds of the investment have been used by the Company to repay senior indebtedness with the remaining $5 million being available to the Company for working capital.

Physician Computer Network is a leader in developing, marketing and supporting information technology to physician-based healthcare organizations, including group practices, integrated delivery networks, MSOs, IPAs and other models of physician organizations. PCN's application software products address the financial, clinical, administrative and management needs within these organizations and facilitate electronic connectivity between them and other healthcare industry entities including hospitals, clinical laboratories, managed care providers and insurance intermediaries.